

July 23, 2010

Martin E. Stein, Jr.
Chairman of the Board and
Chief Executive Officer
Regency Centers Corporation
Regency Centers, L.P.
One Independent Drive, Suite 114
Jacksonville, Florida 32202

      Re: **Regency Centers Corporation**
               Regency Centers, L.P.
               Form 10-K for the fiscal year ended December 31, 2009
               Filed February 26, 2010
               File Nos. 1-12298 and 0-24763

Dear Mr. Stein:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Tom Kluck
                Branch Chief

cc: Michael B. Kirwan